SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

___________

SCHEDULE 14D-9
(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934

___________

CRI HOTEL INCOME PARTNERS, L.P.
(Name of Subject Company)

C.R.I., Inc., General Partner of
CRICO Hotel Associates I, L. P., the General Partner of the Subject Company
(Name of Person(s) Filing Statement)

___________

Beneficial Assignee Certificates
(Title of Class of Securities)

___________

126267103
(CUSIP Number of Class of Securities)

___________

Melissa Lackey, General Counsel
C.R.I., Inc.
11200 Rockville Pike, Suite 500
Rockville. MD 20852
(301) 231-0255

(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of the Person(s) Filing Statement)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

10509171.2

Item 1.	Subject Company Information.

The name, address and telephone number of the subject company are as follows:

CRI Hotel Income Partners, L. P.

11200 Rockville Pike, Suite 500

Rockville, Maryland 20852

(301) 468-9200

The title and number of the class of equity securities to which this Statement relates are 868,662 outstanding Beneficial Assignee Certificates (BACs) as of April 1, 2007.

Item 2.	Identity and Background of Filing Person.

The name, address and telephone number of the filing person are as follows:

C.R.I., Inc.

General Partner of CRICO Hotel Associates I, L. P.

11200 Rockville Pike, Suite 500

Rockville, Maryland 20852

(301) 468-9200

The filing person is an affiliate of the subject company. C.R.I., Inc. is the General Partner of CRICO Hotel Associates I, L. P., which in turn is the General Partner of the subject company.

The Statement relates to the tender offer initiated on or about April 2, 2007 for all of the outstanding BACs in the subject company not presently owned by the offerors for $12.50 per BAC by:

MPF-NY 2007, LLC; Moraga Gold, LLC; Steven Gold; MPF Badger Acquisition Co., LLC; MPF Senior Note Program I, LP; MPF DeWaay Fund 4, LLC; MP Income Fund 11, LP; MP Income Fund 12, LLC; MP Income Fund 14, LLC; MPF Flagship Fund 12, LLC; Sutter Opportunity Fund 4, LLC; MPF ePlanning Opportunity Fund, LP; MacKenzie Patterson Special Fund 6, LLC; MacKenzie Patterson Special Fund 6-A, LLC; MPF Acquisition Co. 3, LLC; MP Value Fund 7, LLC; MacKenzie Patterson Special Fund 5, LLC; MPF Special Fund 8, LLC; MPF Blue Ridge Fund I, LLC; MPF Blue Ridge Fund II, LLC; MPF DeWaay Premier Fund 3, LLC; MPF DeWaay Premier Fund 4, LLC; MPF DeWaay Fund 3, LLC; MPF DeWaay Fund 5, LLC; MPF Income Fund 22, LLC; and MPF Income Fund 23, LLC

c/o MacKenzie Patterson Fuller L. P.

1640 School Street

Moraga, California 94556

The tender offerors will hereinafter be referred to collectively as MacKenzie. MacKenzie represented that it and its affiliates beneficially owned 81,130 of the total 868,662 BACs as of April 2, 2007.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.

There are no material agreements, arrangements or understandings, or any actual or potential conflicts of interest, between the filing person or its affiliates and (i) the subject company, its executive officers, directors or affiliates, other than a Hotel Asset Management Agreement between Capitol Hotel Group, Inc., an affiliate of the filing person, and the subject company dated as of January 1, 1996, as amended (as to which there is no conflict of interest because the current tender offer applies only to BACs and does not purport to affect management of the subject company), or (ii) MacKenzie, its executive officers, directors or affiliates.

On April 2, 2007, MacKenzie initiated a registered tender offer to purchase all of the outstanding BACs at a price of $12.50 per BAC. MacKenzie and its affiliates have stated that they currently beneficially own 81,130 BACs in the subject company, or approximately 9.34% of the outstanding BACs. MacKenzie stated that 782,163 BACs are subject to its offer, but the filing person believes that MacKenzie made a mathematical error in calculating the number of BACs and actually intends to offer for the 787,532 BACs outstanding and not already beneficially owned by MacKenzie.

Item 4.	The Solicitation or Recommendation.

This Schedule 14D-9 relates to the recommendation of the filing person, in its capacity as General Partner of the General Partner of the subject company, with respect to the MacKenzie tender offer.

After careful consideration, the filing person is advising holders of the subject securities to reject the tender offer because the offer price is far lower than MacKenzie's own estimated liquidation value of the subject company, and it believes that current BAC holders could realize that difference in value themselves by choosing to hold the investment until the subject company's assets are liquidated, as discussed below. The MacKenzie tender offer is for $12.50 per BAC, but MacKenzie’s own liquidation analysis estimates that the value is $16.42 per BAC. The filing person believes the tender offer value does not represent the fair value of the BACs and it is not in the holders’ best interest to tender their shares in response to this offer. The filing person has not conducted a formal valuation analysis of the BACs in response to the tender offer.

The filing person is of the view that the value of the subject company's assets should continue to increase over the next few years. In particular, the subject company's strongest-performing hotel should generate even more cash in 2009, upon completion of a new football stadium adjacent to the Minneapolis/University Days Inn hotel. Also, the Clearwater, Florida hotel continues to recover from a slump in 2006 resulting from a downturn in tourism caused by the aftermath of hurricanes. The subject company will, however, lose the lease on its Scottsdale, Arizona Days Inn on December 31, 2008, which will cause a drop in cash returns of $300,000 to $400,000 per year. The subject company is in the process of seeking refinancing of its existing mortgage debt, which matures on January 1, 2008. A refinancing will provide time to allow the operations of the hotels to improve. The subject company will then review sale opportunities for the portfolio of hotels.

The filing person’s recommendation to reject the MacKenzie tender offer assumes that the BAC holders wish to hold their interests to achieve the maximum return on their investment. BAC holders who hold their investment units for a few years until the partnership’s anticipated liquidation may receive an amount substantially in excess of the MacKenzie offer. However, there can be no assurance that the sales of the subject company’s assets will generate sufficient cash to achieve distributions in excess of MacKenzie's estimated liquidation values. In addition, if a BAC holder desires to liquidate his or her investment in the short term, there is no established market for the purchase and sale of BACs in the subject company. Although several secondary market services exist, activity has been limited and sporadic. The most recent transfers of which the subject company is aware were for prices lower than the current tender offer by MacKenzie. The filing person anticipates that the subject company will be liquidated in approximately three to five years; however, because of numerous uncertainties, the liquidation may be later or earlier than expected.

As explained above, the filing person recommends that all holders of BACs reject the tender offer and not tender any BACs in connection with the tender offer. However, the filing person acknowledges that a BAC holder’s individual circumstances may warrant a different result. For example, a BAC holder faced with immediate liquidity needs may choose to consider the immediate liquidity provided by MacKenzie.

Each BAC holder must make his, her or its own decision whether to tender or refrain from tendering its BACs. The filing person strongly urges each BAC holder to carefully consider all aspects of the tender offer in light of its own circumstances, including (i) its investment objectives, (ii) its financial circumstances including its tolerance for risk and need for liquidity, (iii) other financial opportunities available to it, (iv) its own tax position and tax consequences, and (v) other factors it determines are relevant to its decision. BAC holders should carefully review all of the tender offer documents, as well as the subject company’s publicly available annual, quarterly and other reports and this Statement, and consult with their own financial, tax and other advisors in evaluating the tender offer before deciding whether to tender their BACs.

Neither the filing person nor, to its knowledge after making reasonable inquiry, any executive officer, director or affiliate of the filing person, currently holds any BAC that is subject to the tender offer. Thus, no such person could intend to tender, sell or hold subject securities that are held of record or beneficially owned by that person.

Item 5.	Person/Assets, Retained, Employed, Compensated or Used.

No persons or classes of persons have been employed, retained or are to be compensated to make recommendations in connection with this transaction.

Item 6.	Interest in Securities of the Subject Company.

Neither the filing person, nor any person within the scope of the instructions to Item 1008(b) of Regulation M-A, engaged in any transaction in the subject securities in the past 60 days.

There is no established market for the purchase and sale of BACs in the subject company, although several secondary market services exist. In August of 2006, affiliates of MacKenzie initiated a tender offer for $10.00 per BAC.

Item 7.	Purposes of the Transaction and Plans or Proposals.

The subject company is not undertaking or engaged in any negotiations in response to the tender offer that relate to:

1.	A tender offer or other acquisition of the subject company’s securities by the filing person, any of its affiliates, or any other person; or

2.	a. Any extraordinary transaction, such as a merger, reorganization or liquidation, involving the subject company (which has no subsidiaries);

b.	Any purchase, sale or transfer of a material amount of assets of the subject company; or

c.	Any material change in the present dividend rate or policy, or indebtedness or capitalization of the subject company.

However, as the subject company's mortgage indebtedness matures on January 1, 2008, the filing person is currently exploring refinancing alternatives.

Notwithstanding the foregoing, unrelated to the tender offer, the subject company declared a distribution in the amount of $221,597.45 ($0.25 per BAC plus the General Partner's share for the first quarter of 2007) payable April 16, 2007.

Item 8.	Additional Information.

In its tender offer statement, MacKenzie represented that it currently beneficially owns 81,130 of the total 868,662 BACs and that 782,163 BACs not already owned by it are subject to its tender offer. Rather, if MacKenzie beneficially owns 81,130 BACs, then there are 787,532 BACs not already owned by MacKenzie, a discrepancy of 5,369 BACs. MacKenzie further represented that, if all BACs sought are tendered, it has sufficient cash in the amount of $9,777,038 to pay the aggregate purchase price. The correct aggregate purchase price for all BACs not presently beneficially owned by MacKenzie would be $9,884,150, which is $67,122 greater than the amount MacKenzie represented that it could fund from its working capital.

Forward-Looking Statements.  Historical results and trends should not be taken as indicative of future operations. The statements contained in this Statement that are not historical facts are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Actual results may differ materially from those included in the forward-looking statements. We intend those forward-looking statements to be covered by the safe-harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995, and are including this statement for purposes of complying with those safe-harbor provisions. Forward-looking statements, which are based on certain assumptions and describe future plans, strategies and expectations, are generally identifiable by use of the words “believe,” “expect,” “intend,” “anticipate,” “estimate,” “project,” “prospects,” or similar expressions. The ability to predict results or the actual effect of future plans or strategies is inherently uncertain. Factors which could have a material adverse effect on operations and future prospects include, but are not limited to: changes in economic conditions generally and the real estate market specifically; legislative/regulatory changes; availability of capital; interest rates; our ability to service our debt, competition; supply and demand for operating properties in our current market areas; generally accepted accounting principles, or GAAP, and policies and guidelines applicable to partnership; predictions of the amount of liquidating distributions to be received by the holders of BACs; and statements regarding the timing of asset dispositions and the sales price we will receive for assets. These risks and uncertainties should be considered in evaluating forward-looking statements and undue reliance should not be placed on such statements. Additional information concerning the subject company and the business, including additional factors that could materially affect its financial results, is included herein and in the subject company’s other filings with the SEC.

Item 9.	Exhibits.

(a)(1) Letter to BAC Holders

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CRI HOTEL INCOME PARTNERS, L. P.

By:	CRICO Hotel Associates I, L. P.
	Its:	General Partner
By:	C.R.I., Inc.
	Its:	General Partner

By:          /s/ William B. Dockser

Name:	William B. Dockser
Title:	Director, Chairman of the Board and Treasurer

(Principal Executive Officer)

Date:	April 11, 2007